UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 4, 2004
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated September 1, 2004.

•	Press Release dated September 20, 2004.

•	Press Release dated September 23, 2004.

•	Press Release dated September 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 4, 2004	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge announces quarterly interest distributions for Preferred Securities

CALGARY, Alberta, September 1, 2004 — Enbridge Inc. today announced the following quarterly interest distributions on its Preferred Securities, Series B, Series C, and Series D.

A quarterly interest distribution of $0.475 per security will be paid on the company’s 7.60% Preferred Securities, Series B, on September 30, 2004, to holders of record at the close of business on September 15, 2004.

A quarterly interest distribution of $0.50 per security will be paid on the company’s 8.00% Preferred Securities, Series C, on September 30, 2004, to holders of record at the close of business on September 15, 2004.

A quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on September 30, 2004, to holders of record at the close of business on September 15, 2004.

Enbridge Inc. is a publicly traded Canadian company and a leader in energy transportation and distribution in North America and internationally. The company operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. It also owns and operates Canada’s largest natural gas distribution company and delivers gas to approximately 1.7 million customers in Ontario, Quebec, New Brunswick and New York State.

Enbridge contacts:
Media	Investment community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

Visit the Enbridge web site at www.enbridge.com

NEWS RELEASE

Enbridge to Provide Pipeline Transportation Services for Long Lake Oil Sands Project

CALGARY, Alberta, September 20, 2004 — Enbridge Inc. announced today it has entered into an interim agreement with Nexen Inc. and OPTI Canada Inc. (the Long Lake Shippers) to provide pipeline transportation services for the Long Lake oil sands project. The agreement will be replaced by definitive transportation agreements and, apart from cost reimbursement provisions, is subject to completion of such definitive agreements.

Under the terms of the agreement, Enbridge will prepare for construction of the pipeline and storage facilities required by the Long Lake Project, including one or more diluent laterals, a crude lateral, blending facilities, and tank storage facilities at a proposed terminal on the Athabasca Pipeline, near Cheecham. Enbridge’s 545-km Athabasca Pipeline will also require capacity expansion from the Cheecham-area terminal to its mainline terminal at Hardisty, Alta.

The agreement provides for an initial contract volume of up to 60,000 barrels per day of crude oil for a 50-month term, with provisions for extension of the term and increase of the contract volume. The agreement also will provide flexibility for the Long Lake Shippers to use a proposed new pipeline — the Waupisoo Pipeline — to move crude oil from the new terminal at Cheecham to Edmonton. The preliminary agreement will facilitate a planned availability for service date in late 2006.

“We’re pleased with the opportunity to provide pipeline services for another major oil sands project. Our existing infrastructure and operating presence in the region, plus our planned Waupisoo Pipeline into Edmonton, enable us to provide low-cost, flexible, as-and-when-needed transportation solutions to oil sands producers,” said J. Richard Bird, Enbridge’s Group Vice President, Transportation North. “Our role in serving the Long Lake Project is consistent with our broad strategy of supporting the full potential of the oil sands by ensuring both adequate regional pipeline infrastructure and access to new downstream markets.”

Enbridge’s Athabasca Pipeline, with ultimate capacity of 570,000 barrels per day, links its Athabasca Terminal, just south of the Suncor plant near Fort McMurray, to the company’s Hardisty Terminal in Central Alberta. The pipeline serves Suncor and, via lateral pipelines, Petro-Canada and EnCana. The Athabasca Terminal has 1.5 million barrels of crude oil storage capacity. The Hardisty Terminal has storage capacity of 1.6 million barrels, with an additional 4 million barrels of storage capacity at the adjacent Hardisty Cavern storage facility, jointly owned by Enbridge and CCS Inc.

The $3.4 billion Long Lake Project, the fourth and next major oil sands project in Canada, is a 50/50 joint venture of Nexen Inc. and OPTI Canada. The first phase consists of 72,000 barrels per day (b/d) of SAGD (steam assisted gravity drainage) oil production, integrated with an onsite upgrading facility using both proprietary and conventional upgrading technologies. The first phase of the Project is expected to produce up to 60,000 b/d of products, primarily 39-degree API premium sweet crude with a very low sulphur content, making it a highly desirable refinery feedstock. Construction of this project is currently underway and first production from the upgrader is expected in 2007.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Investment Community	Media
Colin Gruending	Ian La Couvée
(403) 231-5919	(403) 231-5775
e-mail: colin.gruending@enbridge.com	e-mail: ian.lacouvee@enbridge.com

NEWS RELEASE

Enbridge announces Open Season on Spearhead Pipeline

CALGARY, Alberta, September 23, 2004 — Enbridge Inc. today announced it will conduct an open season for the Spearhead Pipeline project, which would offer crude oil transportation between Chicago and Cushing, Oklahoma. Under the terms of the open season, the pipeline would be placed into service in early 2006, following reversal of the pipeline system that is currently mostly idle. The open season will provide potential shippers with incentive rates in exchange for long-term volume commitments.

The open season will proceed in two phases. Phase I will begin at 12 p.m. MST on Sept. 23 and end at 5 p.m. MST on Oct. 7, 2004. During Phase I, prospective shippers will be provided the opportunity to comment on the documents and will be requested to provide preliminary indications of volume commitments. Phase II will occur between 5 p.m. MST on Oct. 12 and 5 p.m. MST on Nov. 5, 2004. Phase II will involve the execution by prospective shippers of Transportation Service Agreements that will become binding when accepted and executed by both parties.

The open season documents are available on the Enbridge website at www.enbridge.com/spearhead.

Enbridge acquired a 90-per-cent interest in the Cushing to Chicago Pipeline System (CCPS) from BP Pipelines North America Inc. in 2003. BP Pipeline retains 10-per-cent ownership of C.C.P.S., Transportation, L.L.C., which holds direct ownership of the pipeline. Enbridge, as majority owner, will sponsor the open season. BP Pipeline will assist Enbridge in support of the open season. The existing pipeline has historically operated in south-to-north service, but recently it has been largely inactive. The Spearhead Pipeline project would involve the reversal of the flow of the 650-mile (1,050-km) pipeline to transport crude south, from Chicago to Cushing.

The Spearhead Pipeline project would benefit both Canadian producers and U.S. refineries by providing cost-effective transportation for growing supplies of production from Western Canada’s oil sands to refineries in southern PADD II and beyond.

*      *      *

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Media:

Enbridge Pipelines Inc.
Ian La Couvée
(403) 585-3956
Email: ian.lacouvee@enbridge.com

Investment Community:

Enbridge Inc.
Colin Gruending
(403) 231-5919
Email: colin.gruending@enbridge.com

Website: www.enbridge.com

Not for distribution to U.S. newswire services or for dissemination in the U.S.

NEWS RELEASE

Enbridge announces sale of AltaGas Trust Units

CALGARY, Alberta, September 29, 2004 — Enbridge Inc. today announced that it has entered into an agreement to sell 4,800,000 Trust Units of AltaGas Income Trust (“AltaGas”) to a group of Canadian underwriters at a price of $19.85 per unit. Enbridge will realize net proceeds of approximately $95 million and record a pre-tax gain of approximately $36 million. Following the closing of the transaction, which is expected to occur on October 4, 2004, Enbridge will no longer hold any interest in AltaGas.

The underwriting syndicate was led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets, and included BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited. Enbridge understands that the underwriters intend to re-sell the Trust Units through the facilities of the Toronto Stock Exchange.

Together with the sale of 13,397,500 AltaGas Trust Units that closed in August of 2004, Enbridge will realize aggregate net proceeds of approximately $345 million and record a pre-tax gain of approximately $120 million from the sale of its investment in AltaGas.

Enbridge Inc. is a leader in energy delivery in North America. Enbridge owns and operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system, and Canada’s largest natural gas distribution company, providing gas to 1.7 million customers in Ontario, Quebec, New Brunswick and New York State. The Company also is involved in international energy projects, and the natural gas transmission and midstream businesses. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol “ENB”.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

Enbridge contacts:

Investment community	Media
Colin Gruending	Jim Rennie
(403) 231-5919	(403) 231-3931
E-mail: colin.gruending@enbridge.com	E-mail: jim.rennie@enbridge.com